780 NORTH WATER STREET MILWAUKEE, WISCONSIN 53202-3590 Tel 414-273-3500 Fax 414-273-5198 www.GKLAW.COM

Direct: 414-287-9354

August 21, 2015

VIA EDGAR

Ms. Elisabeth Bentzinger
U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20543

Re:

BMO Funds, Inc. (the “Registrant”)
File Nos. 33-48907 and 811-58433

Dear Ms. Bentzinger:

This letter responds to oral comments received from you on Friday, July 24, 2015 regarding Post-Effective Amendment Number 109 to the Registrant’s Form N-1A Registration Statement filed on June 12, 2015 (the “Post-Effective Amendment”) on behalf of the BMO Disciplined International Equity Fund and the BMO Global Long/Short Equity Fund (the “Funds”).  The Registrant filed the Post-Effective Amendment for the purpose of registering the Funds as new series of the Registrant.

The Registrant understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Post-Effective Amendment.

General

1.

Comment:  Please update the Funds’ series and class identifiers on EDGAR to reflect the Funds’ ticker symbols.

Response:  The Registrant has updated the Funds’ series and class identifiers as requested.

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C.

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Ms. Bentzinger

August 21, 2015

Comments Applicable to Each Fund’s Summary Prospectus

2.

Comment:  Under “Fund Summary – Example,” please clarify, if accurate, that the example applies whether the shareholder holds or redeems his or her shares at the end of the periods.

Response:  The Registrant has revised the disclosure in response to the Staff’s comment.  In addition, the Registrant supplementally confirms that the example applies whether the shareholder holds or redeems his or her shares at the end of the periods.  While shareholders who redeem Class A shares within 18 months of purchase may incur a 1.00% deferred sales charge, the deferred sales charge only applies to purchases of $1,000,000 or more.  Because the example contemplates a $10,000 investment, the deferred sales charge was not a factor in the calculation of shareholders’ costs at the end of the periods.

3.

Comment:  Under “Fund Summary – Portfolio Turnover,” please disclose that portfolio turnover is not provided because the applicable Fund has not commenced operations as of the date of the Prospectus.

Response:  The Registrant has made the requested change, adding disclosure to state that because the Funds have not commenced operations as of the date of the Prospectus, portfolio turnover information is not yet available.

4.

Comment:  Under “Fund Summary – Principal Risks,” please consider adding disclosure regarding the risks associated with investing in a new fund.

Response: The Registrant has made the requested change, adding disclosure to state that there can be no assurance that the Fund will grow to or maintain an economically viable size, and that the Board may recommend liquidation and termination of the Fund at any time.

5.

Comment:  Under “Fund Summary – Purchase and Sale of Fund Shares,” please clarify that the redemption instructions in the third and subsequent paragraphs only apply to Class A and Class I shares of each Fund.

Response:  The Registrant has made the requested change.

6.

Comment:  Under “Fund Summary – Purchase and Sale of Fund Shares,” please add a “Sale of Fund Shares” subheading.  Additionally, please separate the sentences in the second paragraph and move the first sentence to the “Minimums” subheading and the second sentence to the “Sale of Fund Shares” subheading.

Response: The Registrant has added the “Sale of Fund Shares” subheading and separated the sentences in the second paragraph as requested.

Ms. Bentzinger

August 21, 2015

7.

Comment:  Please add disclosure explaining the “multi-factor risk/return models” and how the Adviser uses them to decide which securities to buy and sell.

Response:  The Registrant has made the requested change, adding disclosure under “Fund Summary – Principal Investment Strategies” for each Fund that explains how the Adviser uses the multi-factor risk/return models to decide which securities to buy and sell.

Comments Applicable to the BMO Disciplined International Equity Fund’s Summary Prospectus

8.

Comment:  Please confirm supplementally whether the factors listed in the first paragraph under “Fund Summary – Principal Investment Strategies” are those used in the “multi-factor risk/return models” mentioned in the second paragraph.  If not, please provide more detail regarding the multi-factor risk/return models in this section or under “Additional Information Regarding Principal Investment Strategies and Risks.”

Response:  The Registrant has revised the disclosure in the second paragraph under “Fund Summary – Principal Investment Strategies” to explain which factors are incorporated in the multi-factor risk/return models.

9.

Comment:  Under “Fund Summary – Principal Investment Strategies,” please consider identifying the benchmark index referenced in the second paragraph.

Response:  The Registrant has made the requested change, clarifying that the benchmark index for the BMO Disciplined International Equity Fund is the MSCI EAFE Index referenced in the first paragraph under “Fund Summary – Principal Investment Strategies.”

Comments Applicable to the BMO Global Long/Short Equity Fund’s Summary Prospectus

10.

Comment:  Under “Fund Summary – Fees and Expenses of the Fund,” please make the “Dividend and Interest Expenses” a subcaption of “Other Expenses” and provide a total of all “Other Expenses.”

Response:  The Registrant has made the requested change.

11.

Comment:  Under “Fund Summary – Principal Investment Strategies,” please explain, using plain English, the “bottom-up and top-down analysis” referenced in the second paragraph.

Response:  The Registrant has revised the disclosure to clarify that “bottom-up” signifies company-specific analysis and “top-down” signifies market-level analysis.

Ms. Bentzinger

August 21, 2015

12.

Comment:  Under “Fund Summary – Principal Investment Strategies,” please provide more detail regarding the “multi-factor risk/return models.”

Response:  The Registrant has revised the disclosure in the third paragraph under “Fund Summary – Principal Investment Strategies” to explain which factors are incorporated in the multi-factor risk/return models.

13.

Comment:  Under “Fund Summary – Principal Investment Strategies,” please identify forward foreign currency exchange contracts as a type of derivative in which the Fund may invest.

Response:  The Registrant has made the requested change.

14.

Comment:  Under “Fund Summary – Principal Risks – Derivatives Risks – Forward Foreign Currency Exchange Contract Risks,” please briefly explain what the referenced “liquidity risks” and “credit risks” entail.

Response:  The Registrant has removed the specific references to the liquidity risk and credit risk under “Fund Summary – Principal Risks – Derivatives Risks – Forward Foreign Currency Exchange Contract Risks.”  The liquidity risk is the same as that discussed under the “Derivatives Risks” heading.  For the information of the Staff, the Registrant supplementally explains that the credit risk is the potential for a default or bankruptcy of the counterparty, as described in the disclosure.

Comments Applicable to the Statutory Prospectus

15.

Comment:  Under “Additional Information Regarding Principal Investment Strategies and Risks,” please include disclosure indicating that the 80% investment requirement will be based on the Funds’ net assets plus the amount of any borrowings for investment purposes, pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:  The Registrant has revised the disclosure to indicate that the Funds have each adopted a non-fundamental policy to invest at least 80% of its net assets plus the amount of any borrowings for investment purposes in the types of securities suggested by such Fund’s name.

16.

Comment:  In the table under “Additional Information Regarding Principal Investment Strategies and Risks,” convertible securities are listed under the heading “Fixed Income Securities,” but are characterized as equity securities under “Fund Summary – Principal Investment Strategies” for both Funds.  Please reconcile this discrepancy.

Response:  The Registrant has removed convertible securities from the list of equity securities in which the Fund may invest under “Fund Summary – Principal

Ms. Bentzinger

August 21, 2015

Investment Strategies” for each Fund.  Additionally, the Registrant has added adjacent disclosure stating that the Fund may also invest in convertible securities (fixed income securities convertible into shares of common or preferred stock).

17.

Comment:  Please consider including a separate heading for “Derivative Instruments” in the table under “Additional Information Regarding Principal Investment Strategies and Risks.”

Response:  The Registrant has made the requested change.

18.

Comment:  The table under “Additional Information Regarding Principal Investment Strategies and Risks” indicates that investment in Exchange-Traded Funds (“ETFs”) is a principal investment strategy of the BMO Global Long/Short Equity Fund.  If so, please include appropriate disclosure under “Fund Summary – Principal Investment Strategies” for the BMO Global Long/Short Equity Fund, add corresponding risk disclosure under “Fund Summary – Principal Risks,” and add a line item for “Acquired Fund Fees and Expenses” in the Annual Fund Operating Expenses table in the Fund Summary if such expenses exceed one basis point.  If investment in ETFs is not a principal strategy, please remove the ETF category from the table or identify this strategy as non-principal.

Response:  The Registrant has added disclosure regarding the BMO Global Long/Short Equity Fund’s investment in ETFs under “Fund Summary – Principal Investment Strategies” and “Fund Summary – Principal Risks.”  Additionally, the Registrant supplementally confirms that it does not expect expenses associated with such investment to exceed one basis point and therefore has not included a line item for “Acquired Fund Fees and Expenses” in the Annual Fund Operating Expenses table in the Fund summary.

19.

Comment:  The second sentence in the discussion of convertible securities under “Additional Information Regarding Principal Investment Strategies and Risks – Fixed Income Securities and Transactions” reads “[T]he value of the convertible security may be exposed to the stock market risk of the underlying stock or may be exposed to the interest rate or credit risk of the issuer.”  Please add risk disclosure regarding convertible securities under “Fund Summary – Principal Risks” and “Additional Information Regarding Principal Investment Strategies and Risks – Additional Principal Risk Information” that includes the above language. Additionally, please include an explanation of “interest rate risk” and “credit risk” in each of these sections.

Response:  The Registrant has made the requested change, adding risk disclosure regarding convertible securities for both Funds under “Fund Summary – Principal Risks” and “Additional Information Regarding Principal Investment Strategies and Risks – Additional Principal Risk Information.” This risk disclosure includes the

Ms. Bentzinger

August 21, 2015

above-referenced sentence as well as a brief explanation of the interest rate and credit risks associated with such securities.

20.

Comment:  Securities lending is identified as an “Investment Technique” under “Additional Information Regarding Principal Investment Strategies and Risks.”  Please identify that this is not a principal investment strategy, or, if it is, please add disclosure regarding the risks associated with securities lending under “Fund Summary – Principal Risks” for both Funds.

Response:  The Registrant has revised the disclosure to clarify that securities lending is not a principal investment strategy.

21.

Comment:  Under “Additional Information Regarding Principal Investment Strategies and Risks,” please include disclosure that the BMO Global Long/Short Equity Fund will engage in active and frequent trading.

Response:  The Registrant respectfully declines to add this disclosure to the “Additional Information Regarding Principal Investment Strategies and Risks” section, since disclosure regarding the Global Long/Short Equity Fund’s use of active and frequent trading is currently given under “Fund Summary – Principal Investment Strategies.”  Additionally, the Registrant discloses the risks associated with portfolio turnover under “Additional Information Regarding Principal Investment Strategies and Risks.”

22.

Comment:  Under “Additional Information Regarding Principal Investment Strategies and Risks – Additional Principal Risk Information,” please either include a parenthetical with both Fund names or do not include a parenthetical at all next to each risk factor that applies to both Funds.

Response:  The Registrant has made the requested change, removing the parenthetical when a risk factor applies to both Funds.

23.

Comment:  With respect to the “Investment Ratings” section under “Additional Information Regarding Principal Investment Strategies and Risks – Additional Principal Risk Information,” please either (i) remove this section if the Funds will not be investing in investment-grade bonds, (ii) rewrite the section to apply to convertible securities, or, (iii) if either of the Funds will be investing in investment-grade bonds, please include disclosure regarding investment-grade bonds in the applicable “Fund Summary” sections.

Response:  The Registrant has revised the disclosure so that it applies specifically to convertible securities.

24.

Comment:  Under “How to Buy Shares – Sales Charge,” please explain that the term “offering price” includes the front-end sales charge.

Ms. Bentzinger

August 21, 2015

Response:  The Registrant has made the requested change, adding disclosure that the term “offering price” includes any applicable sales charges.

25.

Comment:  Under “How to Buy Shares – Waivers and Reductions of Sales Charges—Class A Shares – Investments of $1,000,000 or More,” please explain the method of calculating the Contingent Deferred Sales Charge (“CDSC”). For example, disclose whether the Funds use the first-in-first-out or the last-in-first-out method to calculate the CDSC with respect to partial redemptions.

Response:  The Registrant has revised the disclosure under “How to Buy Shares – Waivers and Reductions of Sales Charges—Class A Shares – Investments of $1,000,000 or More” to explain that the Funds will calculate the CDSC using the first-in-first-out method with respect to partial redemptions.

26.

Comment:  With respect to the last two sentences under “How to Buy Shares – Waivers and Reductions of Sales Charges—Class A Shares – Investments of $1,000,000 or More,” which describe when the CDSC “may not apply,” please either disclose that the CDSC will not apply or disclose when the CDSC might apply.

Response:  The Registrant has edited the disclosure to explain when the CDSC generally will not apply.  The Registrant supplementally explains that, while the CDSC should not be charged in the situations described in the disclosure, individual brokers may fail to waive the charge for reasons outside of the Funds’ control.

27.

Comment:  Under “How to Buy Shares – How Do I Purchase Shares,” please disclose what would happen if a shareholder failed to reach the minimum investment amount within 90 days of opening an account.

Response:  The Registrant has deleted the sentence under “How to Buy Shares – How Do I Purchase Shares” that states “An account may be opened with a smaller amount as long as the minimum investment is reached within 90 days.”  The Registrant has decided to no longer offer this policy.

28.

Comment:  Under “How to Buy Shares – Purchase of Class R Shares,” please provide a more detailed description of Class R shares and, in particular, Class R3 shares.  Additionally, please disclose that shareholders of Class R6 shares do not pay a service charge, if applicable.

Response:  The Registrant has revised the disclosure as requested, explaining that Class R3 shares are subject to a 0.50% 12b-1 fee and a 0.15% administrative services fee, while Class R6 shares are not.

29.

Comment:  With respect to the second to last sentence of the third paragraph under “How to Redeem and Exchange Shares – How Do I Redeem Shares” that reads “Different cut-off times for redemption requests through an Authorized Dealer may

Ms. Bentzinger

August 21, 2015

be imposed,” please explain supplementally how earlier cut-off times for redemption requests are permissible pursuant to Rule 22c-1 under the 1940 Act.  Additionally, please explain how early the cut-off times may be.

Response:  The Registrant supplementally explains that the Authorized Dealers, and not the Funds, may impose earlier cut-off times for redemption requests upon those shareholders who choose to redeem Fund shares through an Authorized Dealer.  The Funds will redeem securities at the net asset value next determined after the redemption request is received (3:00 p.m. Central Time, as designated by the Board), consistent with Rule 22c-1.  The Registrant has revised the disclosure under “How to Redeem and Exchange Shares – How Do I Redeem Shares” to clarify the above.

30.

Comment:  The second sentence under “How to Redeem and Exchange Shares – Will I Be Charged a Fee for Redemptions” explains that “The CDSC is based on the current value of the shares being redeemed.”  However, the second sentence under “How to Buy Shares – Waivers and Reductions of Sales Charges—Class A Shares – Investments of $1,000,000 or More” states that the CDSC is “based on the lesser of original cost or current market value.”  Please reconcile these two statements.

Response:  The Registrant has revised the disclosure under “How to Redeem and Exchange Shares – Will I Be Charged a Fee for Redemptions” to state that the CDSC is based on the lesser of original cost or current market value.

31.

Comment:  Under “Additional Conditions for Redemption – Redemption in Kind,” please add disclosure stating that securities received in kind may remain exposed to market risk until sold, and that shareholders may incur brokerage costs and taxable capital gains when converting those securities to cash.  Additionally, if the Funds may use illiquid securities to redeem in kind, please disclose this, as well as the fact that shareholders will bear the risk that they may not be able to sell these illiquid securities at all.

Response:  The Registrant has added disclosure stating securities received in kind may remain exposed to market risk until sold and shareholders may incur brokerage costs when converting those securities to cash.  The Registrant notes that the disclosure currently addresses the potential tax consequences of redemption in kind.  Additionally, the Registrant supplementally confirms that it will not use illiquid securities for redemptions in kind.

32.

Comment:  Please disclose the information under “Account and Share Information – Rule 12b-1 Plan” and the information regarding sales charges under “How to Buy Shares” in the same place in the Prospectus.

Response:  The Registrant has made the requested change, moving the 12b-1 Plan disclosure to the “How to Buy Shares” section in the Prospectus.

Ms. Bentzinger

August 21, 2015

33.

Comment:  Under “BMO Funds Information – Portfolio Managers,” please add disclosure regarding Mr. Rosenblatt’s business experience between the years of 2010 and 2012.

Response:  The Registrant has revised the disclosure under “BMO Funds Information – Portfolio Managers” to indicate that Mr. Rosenblatt was pursuing his Master of Business Administration degree between the years of 2010 and 2012.

Statement of Additional Information

34.

Comment:  In the discussion of “Securities, Transactions, Investment Techniques, and Risks – Swap Agreements and Options on Swap Agreements,” please confirm supplementally that if a Fund sells credit default swaps, the Fund will cover the full notional value of the swaps sold.

Response:  The Registrant supplementally confirms that, to the extent that the Funds sell credit default swaps, the Funds will cover the full notional value of the swaps sold.

35.

Comment:  Under “Securities, Transactions, Investment Techniques, and Risks – Repurchase Agreements and Reverse Repurchase Agreements,” please disclose leveraging as a risk of entering into reverse repurchase agreements.

Response:  The Registrant has made the requested change, adding disclosure stating that entering into reverse repurchase agreements may expose a Fund to leverage risks.

36.

Comment:  Under “Investment Policies and Limitations – Fundamental Limitations – Issuing Senior Securities and Borrowing Money,” please clarify, here or in adjacent disclosure, what the 1940 Act permits with respect to issuing senior securities and borrowing money.

Response:  The Registrant has revised the disclosure under “Investment Policies and Limitations – Fundamental Limitations” to include an explanation of what the 1940 Act permits with respect to issuing senior securities and borrowing money.

37.

Comment:  Please note that it is the staff’s current position that all funds shall have a non-fundamental policy of investing not more than 15% of the fund’s assets in illiquid securities, and that this investment limitation should not be limited to the time of investment.  Please add disclosure to this effect in the Statement of Additional Information.

Response:  The Registrant has revised the disclosure in response to the staff’s comment.

Ms. Bentzinger

August 21, 2015

For the information of the staff, Under the Funds’ illiquid security policy, once a Fund’s 15% limit on illiquid securities has been reached, the Fund will make future investments in securities and instruments other than illiquid securities in order to bring the Fund back into compliance with the illiquid security policy.  However, the Fund would not be forced to sell its illiquid security holdings if its illiquid security holdings exceed 15% of net assets as a result of changes in the value of portfolio holdings or circumstances beyond its control.

The Registrant believes that this policy is consistent with applicable Commission guidance and current market practice. (See Revisions of Guidelines to Form N-1A, Investment Company Act Release No. 18612 (March 20, 1992) (“[t]he revised Guidelines will permit a mutual fund to invest up to 15% of its net assets in illiquid securities”). (emphasis added). See also, Money Market Fund Reform, Investment Company Act Release No. 29132 (February 23, 2010) (“a money market fund cannot acquire illiquid securities if, immediately after the acquisition, the fund would have invested more than five percent of its total assets in illiquid securities”) (emphasis added).)

38.

Comment:  Under “Account and Share Information – Control Persons and Principal Shareholders,” please add disclosure explaining the definition of the term “principal shareholders.”

Response:  The Registrant has made the requested change, adding disclosure that any person who beneficially owns more than 5% of the outstanding shares of a Fund or a class may be considered a “principal shareholder” of such Fund or class.

39.

Comment:  In the discussion regarding the Pricing Committee under “Directors and Officers – Board of Directors,” please disclose the number of Pricing Committee meetings held during the last fiscal year.

Response:  The Registrant respectfully declines to revise the disclosure as, while the Board oversees the Pricing Committee, the Pricing Committee is comprised of members of the Adviser and UMB Fund Services, Inc., and therefore not a committee of the Funds’ Board of Directors subject to the disclosure requirements of N-1A Item 17(b)(2).

40.

Comment:  Under “Directors and Officers – Board Ownership of Shares in the Funds and in the BMO Funds Family as of December 31, 2014,” the information in the final paragraph is provided as of August 31, 2014.  Please provide this information as of the most recently completed calendar year.

Response:  The Registrant has made the requested change, providing the information in the final paragraph of the above section as of December 31, 2014.

41.

Comment:  Under “Voting Proxies on Fund Portfolio Securities – Adviser’s Proxy Voting Policy and Guidelines,” please more fully describe the proxy voting policies

Ms. Bentzinger

August 21, 2015

and procedures of the Adviser or, alternatively, please attach these policies and procedures as an appendix.

Response:  The Registrant has added disclosure under “Voting Proxies on Fund Portfolio Securities – Adviser’s Proxy Voting Policy and Guidelines” that more fully describes the proxy voting policies and procedures of the Adviser.

42.

Comment:  Please include a cross-reference to Appendix B in the Statement of Additional Information.

Response:  The Registrant has added the requested cross-reference under “Information About the Funds’ Service Providers” in the Statement of Additional Information.

43.

Comment:  Please supplementally explain why inclusion of the auditor’s consent with the Rule 485(b) filing is not necessary despite the Funds’ auditor being named in the Statement of Additional Information.

Response:  The Registrant has reviewed the relevant sections of the Form N-1A, the 1933 Act, and Regulations S-X and C and believes that, since the SAI only states that the Funds have selected KPMG LLP as the independent registered public accounting firm for the Funds, including the auditor’s consent with the Funds’ 485(b) filing is not necessary.

Section 7 of the 1933 Act, as cited in the N-1A Exhibit Index, requires the auditor’s consent when the auditor “is named as having prepared or certified any part of the registration statement, or is named as having prepared or certified a report or valuation for use in connection with the registration statement.”

Rule 436(b) under Regulation C requires the auditor’s consent if the registration statement states that the auditor has reviewed or passed upon any information in the registration statement, or that information in the registration statement is set forth upon the authority of, or in reliance upon, the auditor.

As (i) the registration statement does not include or incorporate by reference any financial statements that have been audited or certified by the auditors, and (ii) there is no statement in the registration statement to suggest that the auditors are experts for the purposes of Regulation C, the Registrant respectfully declines to include the auditor’s consent with the 485(b) filing.

* * *

If you have any questions regarding these responses, please contact the undersigned at 414-287-9354.

Ms. Bentzinger

August 21, 2015

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Jacqueline R. Roush

Jacqueline R. Roush

cc:

Working Group